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                                                                     EXHIBIT 1.2


                 [GLOBAL NATURAL RESOURCES INC. LETTERHEAD]

                                                                    NEWS RELEASE




FOR IMMEDIATE RELEASE              CONTACT:     ROBERT F. VAGT
JULY 22, 1996                                   E. LYNN HILL
                                                (713) 880-5464





              SEAGULL, GLOBAL MERGER TO FORM $1.5 BILLION COMPANY

         Seagull Energy Corporation (NYSE: SGO) and Global Natural Resources Inc. (NYSE: GNR) today announced plans for a merger of the two entities which creates a new large capitalization international energy company with expanding oil and gas production operations, growing levels of earnings and cash flow and high-potential exploration prospects in several attractive areas, including Egypt and Cote d' Ivoire.

         "The combination creates a major energy independent with property holdings in a variety of promising domestic and international areas," noted Seagull's Barry J. Galt and Global Natural's Robert F. Vagt, each of whom presently serves his company as Chairman, President and Chief Executive Officer. "Global Natural's U.S. properties are located primarily in the Gulf of Mexico and along the Gulf Coast where many of Seagull's properties are concentrated, but it also has growing oil and gas production in Egypt, Cote d' Ivoire, Indonesia and Tatarstan, with active exploratory drilling programs in Egypt and Cote d' Ivoire. Add in Seagull's major positions in the U.S. Mid-Continent and Mid-South as well as Canada and its emerging activity in the U.K. and you have a company with a focused and yet diversified portfolio of properties that offers upside potential in a variety of forms."

         The two executives also said that significant increases in oil and gas production are scheduled from several of Global's operating areas over the next few years, especially in Egypt, where two 20,000 barrels-per-day production units will go onstream in September. At current rates, the merged Company's daily production would be nearly 400 million cubic feet of natural gas and over 16,000 barrels of crude oil and condensate. Its combined proved reserves as of the

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beginning of 1996 totaled approximately 1.2 trillion cubic feet of natural gas and about 70 million barrels of crude oil and condensate.

         Specifically, the companies disclosed that their Boards have approved a definitive agreement calling for a stock merger of the two Houston-based companies in which Global Natural holders will receive shares of Seagull common stock. Each share of Global Natural common stock would be converted into a right to receive between 0.72 and 0.88 shares of Seagull common stock. If Seagull's average price for a specified 20-day period is not greater than $22.50 per share, the exchange ratio would be fixed at 0.88 shares of Seagull. Conversely, if the average price equals or exceeds $27.50 per share, the exchange ratio would be fixed at 0.72 shares of Seagull. Within the specified price range, the exchange ratio would be determined by interpolation.

         If the applicable 20-day average were to equal the actual average price for the 20 days ending with last Friday, July 19, which was $24.03 per share, the exchange ratio would be 0.831. Accordingly, the indicated value of the transaction, which would be accounted for as pooling of interests, would be nearly $600 million. Under these conditions, the combined company would have approximately 61 million shares outstanding and a market value of about $1.5 billion.

         The parties plan to file merger proxy material with the Securities and Exchange Commission in early August and have tentatively scheduled meetings of each company's shareholders to vote on the transaction in October.

         The Prudential Insurance Company of America, which holds slightly in excess of 21 percent of Global Natural's common stock, has agreed to support the proposed merger by its willingness to vote for the transaction.

         As a result of the Seagull-Global Natural combination, the companies expect certain cost savings, but noted that there is little redundancy in the two work forces.

         "We consider this a true merger of equals in which we'll have a need for the key people in both organizations," said Mr. Galt, who will serve the new Company as Chairman and Chief Executive Officer, while Mr. Vagt will be President and Chief Operating Officer. A large majority of Global Natural's executive and technical staffs will remain with the newly combined entity. Mr. Vagt and two other Global Natural's directors will be invited to join Seagull's Board shortly after each company's shareholders approve the merger.

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         Concurrently Seagull today announced that it has agreed to purchase for cash the stock of Esso Suez, Inc. (ESI) and certain assets of Esso Egypt Limited (EEL).

         ESI holds a 100 percent interest in the East Zeit oil producing concession in the offshore Gulf of Suez, where current production averages about 16,000 barrels of crude oil per day. EEL owns the entire working interest in the South Hurghada exploration concession located onshore on the coast of the Gulf of Suez approximately 250 miles south of Cairo. The exploration concession contains two oil discoveries.

         Mr. Galt stressed that Seagull views the position in Egypt that will result from the Global merger and the Esso purchase as fulfilling a long-standing strategic goal for Seagull. "For some time now we have sought to expand the international component of our search for major oil and natural gas reserves and Egypt is a prime area where we seek to be active. Another objective is to acquire existing production, cash flow and substantial exploratory potential, and that is the exact profile that each of these transactions fits.

         "Financially, we expect the merged company, which will continue to bear the Seagull Energy Corporation name, to produce growing levels of earnings and cash flow," Messrs. Galt and Vagt explained. "The combined contributions from the Global merger and the Esso acquisition are expected to reflect sizeable accretion to Seagull's earnings per share immediately and to cash flow per share beginning in 1998. Seagull's debt coverage rations will improve immediately and then further still as production increases are realized."


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